Exhibit 99.1

SPI ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$8,662	$4,141
Restricted cash	177	458
Accounts receivable, net	25,459	27,777
Notes receivable	247	526
Inventories, net	13,333	11,906
Project assets	20,130	24,654
Prepaid expenses and other current assets, net	7,831	4,382
Amount due from related parties	6	39
Total current assets	75,845	73,883
Intangible assets	1,520	1,801
Goodwill	1,339	651
Other receivable, noncurrent	835	832
Notes receivable, noncurrent	–	4,297
Property, plant and equipment, net	24,470	21,150
Project assets, noncurrent	16,368	16,368
Investment in affiliates	69,606	69,606
Deferred tax assets, net	134	140
Right-of-use assets	2,744	–
Total assets	$192,861	$188,728
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$19,670	$16,271
Accrued liabilities	16,899	16,495
Income taxes payable	453	293
Advance from customers	17,654	25,984
Short-term borrowings and current portion of long-term borrowings	2,886	3,166
Convertible bonds	49,574	41,600
Amount due to related parties	–	79
Lease liability	496	–
Other current liabilities	66,369	62,643
Total current liabilities	174,001	166,531
Convertible bonds, noncurrent	6,700	13,400
Long-term borrowings, excluding current portion	6,414	6,674
Deferred tax liabilities, net	884	515
Other noncurrent liabilities	1,538	1,538
Lease liability - noncurrent	2,119	–
Total liabilities	191,656	188,658
Equity:
Ordinary shares, par $0.0001, 500,000,000 shares authorized, 14,606,125 and 7,914,125 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	1	1
Additional paid in capital	610,480	601,319
Accumulated other comprehensive loss	(35,327)	(35,115)
Accumulated deficit	(577,974)	(570,126)
Total deficit attributable to the shareholders of SPI Energy Co., Ltd.	(2,820)	(3,921)
Noncontrolling interests	4,025	3,991
Total equity	1,205	70
Total liabilities and equity	$192,861	$188,728

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SPI ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2019	2018
Net sales	$49,727	$50,637
Cost of goods sold	44,148	45,089
Gross profit	5,579	5,548
Operating expenses:
General and administrative	10,640	5,041
Sales, marketing and customer service	1,242	463
Provision for doubtful accounts	175	–
Total operating expenses	12,057	5,504
Operating (loss) income	(6,478)	44

Other expense (income):
Interest expense, net	1,508	3,979
Net foreign exchange gain	(179)	(1,333)
Others	(205)	(184)
Total other expense, net	1,124	2,462

Loss from continuing operations before income taxes	(7,602)	(2,418)
Income tax expense	205	82
Loss from continuing operations including noncontrolling interests (A)	$(7,807)	$(2,500)
Loss from discontinued operations, net of tax (B)	–	(3,017)
Net loss including noncontrolling interests	$(7,807)	$(5,517)
Less: Net income (loss) attributable to noncontrolling interests from continuing operations (C)	41	(21)
Less: Net income (loss) attributable to noncontrolling interests from discontinued operations (D)	–	(8)
Net loss attributable to shareholders of SPI Energy Co., Ltd. from continuing operations (A-C)	(7,848)	(2,479)
Net loss attributable to shareholders of SPI Energy Co., Ltd. from discontinued operations (B-D)	–	(3,009)

Net loss attributable to shareholders of SPI Energy Co., Ltd.	$(7,848)	$(5,488)

Net loss from continuing operations per ordinary share:
Basic and Diluted	$(0.7)	$(0.3)
Net loss from discontinued operations per ordinary share:
Basic and Diluted	$–	$(0.4)
Weighted average shares outstanding
Basic and Diluted	10,811,053	7,259,788

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